FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, July 30, 2019

Ger. Gen. No. 64/2019

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (“FMC”), and duly authorized, I hereby inform you of the following Significant Event in relation to Enel Americas S.A. (“the Company”):

On July 26, 2019, the first preemptive option period to subscribe the 18,729,788,686 new payment shares issued in relation to the capital increase agreed at the Company’s Extraordinary Shareholders Meeting held on April 30, 2019, (the "Meeting") concluded. During said period, a total of 18,224,843,129 shares were subscribed and paid, both in the local and US markets, representing 97.3% of the total new shares issued in relation to the aforementioned capital increase, totaling US$2,954,396,773, with a total of 504,945,557 new shares totaling US$81,855,822 being still unsubscribed and unpaid.

As authorized at the Meeting, the Company will carry out a second preemptive subscription period in which it will offer the shares not subscribed during the first preemptive subscription period and those corresponding to fractions resulting from the apportionment among shareholders. The second preemptive subscription period will last 24 days in Chile and the new shares will be offered at the same price as those offered during the first preemptive subscription period, i.e. at US$ 0.162108214203236 per share. These new shares must be paid in cash at the time of subscription, in US dollars or their equivalent in Chilean pesos, legal tender, according to the exchange rate of the "observed dollar" published by the Central Bank of Chile in the official Gazette on the date of the respective payment.

The shareholders or their assignees who have subscribed and paid shares during the first preemptive subscription period in Chile and who are still the Company’s shareholders at midnight on the fifth business day prior to the start of the second preferred subscription period in Chile will be entitled to participate in the second preemptive subscription period. The shareholders entitled to participate in this second preemptive subscription period may do so on a pro rata basis for the shares they have subscribed and paid during the first preemptive subscription period. The pro rata basis will be informed by the Company in due course.

The start of the second preemptive subscription period in Chile will be communicated by letter sent to the domicile that each shareholder has registered with the Company and by notification to be published in El Mercurio Newspaper in Santiago.

Yours truly,

Domingo Valdés

General Counsel

Enel Américas S.A.

cc.:

Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)
Representante de Tenedores de Bonos Locales (Local Bondholders Representative)
Comisión Clasificadora de Riesgo (Risk Classification Commission)
Depósito Central de Valores SA (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: July 31, 2019